December 6, 2018

Petru Afanasenco
President
Kelinda, Inc.
str. Mihail Kogalniceanu, 66, off. 3
Chisinau, Republic of Moldova, MD-2009

       Re: Kelinda, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed November 21, 2018
           File No. 333-227350

Dear Mr. Afanasenco:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2018 letter.

Form S-1 filed on November 21, 2018

Risk Factors, page 9

1. We note from your revised disclosure in response to prior comment 1 that you have elected to take advantage of the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the
       Securities Act. Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.
       Also, state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policies disclosures. Petru Afanasenco
Kelinda, Inc.
December 6, 2018
Page 2
Business Description
The Office, page 27

2. You advise that you have entered into an agreement to rent office space for the conduct of your business. Please disclose this information in the prospectus. Refer to Item 102 of
         Regulation S-K. Further, file such agreement as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.
Signatures, page 55

3. Please have Mr. Afanasenco sign the registration statement in his capacity as the principal executive officer, principal financial officer, principal accounting officer, and director.
         Refer to Instruction 1 to the Signatures section of Form S-1.
General

4. You state that you created a business presentation that will be used "to attract additional financing." Please advise whether you intend to use, or have used, such presentation in connection with this offering, and if so, provide us with it supplementally. Further, to the extent the presentation constitutes a written communication, please ensure that you comply with the filing and disclosure requirements related to free writing prospectuses.
         Refer to Section 2(a)(10), Section 5(b)(1), and Rule 433 of the Securities Act.
5. We note your analysis regarding your shell status included in your response to prior comment 3. We are unable to agree with your conclusion that you are not a shell company as defined under Rule 405 under the Securities Act. We do not believe that the activities described constitute more than nominal operations. Please revise the disclosure throughout your filing to state that you are a shell company and to disclose the consequences of that status.
        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at
(202) 551-6515 or, in his absence, Matthew Crispino, Attorney-Adviser, at (202) 551-3456 with any other questions.



                                                               Sincerely,
FirstName LastNamePetru Afanasenco
                                                               Division of
Corporation Finance
Comapany NameKelinda, Inc.
                                                               Office of
Information Technologies
December 6, 2018 Page 2                                        and Services
FirstName LastName